UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________________________________________________________
FORM 6-K
___________________________________________________________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May, 2019
Commission File Number 1-10928
___________________________________________________________________________________
INTERTAPE POLYMER GROUP INC.
___________________________________________________________________________________
9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
___________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 17, 2019	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group to Webcast Investor Day on May 22, 2019
- Proceedings scheduled to start at 11:45 am ET on May 22, 2019 -

MONTREAL, QUEBEC and SARASOTA, FLORIDA - May 17, 2019 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG”) will host a webcast of its Investor Day event on Wednesday, May 22, 2019, from its manufacturing facility in Midland, North Carolina. The webcast of the invitation-only event will begin at approximately 11:45 a.m. Eastern Time and end at approximately 2:30 p.m. Eastern Time.
The webcast will feature presentations by various members of IPG’s senior management team. The main focus of the presentations will be IPG’s methodologies and processes related to execution of its strategic initiatives in capital projects and the integration of business acquisitions as well as its continuous improvement culture. In addition, certain customers will share their background and experience in dealing with IPG.
Investors and other interested parties will be able to access a live audio webcast, along with the presentation materials, from the Events and Presentations page in the Investor Relations section of the Company's website at www.itape.com. An archived replay of the webcast will be available for 30 days.
About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,500 employees with operations in 30 locations, including 22 manufacturing facilities in North America, three in Asia and one in Europe.
For more information about IPG, visit www.itape.com.
FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com